UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               CLEAN HARBORS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    184496107
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    184496107
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  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   2,726,638*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     18.2%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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* Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), is the holder of 16,750 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance of such shares into shares of common stock, par value $0.01 per share (the "Shares"), of the Company. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments. In addition, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 169,000 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 471,200 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 220,000 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 43,800 Shares, and various other private investment funds (the "Funds") hold in the aggregate 227,400 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of May 15, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,726,638 Shares, or 18.2% of the Shares deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on April 16, 2003, as of April 7, 2003 there were 13,403,650 Shares issued and outstanding. As of May 15, 2003, Cerberus CH is the holder of 16,750 Preferred Shares, Cerberus is the holder of 169,000 Shares, International is the holder of 471,200 Shares, Cerberus Series Two is the holder of 220,000 Shares, Cerberus America is the holder of 43,800 Shares and the Funds hold in the aggregate 227,400 Shares. Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance of such shares into Shares. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of May 15, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,726,638 Shares, or 18.2% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and/or the Funds, since the filing of the Schedule 13D Amendment No. 1 by Mr. Feinberg as of May 14, 2003 (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 15, 2003                18,000                  $10.15
          May 15, 2003                 3,000                  $10.31
          May 15, 2003                16,000                  $10.35

                                     (Sales)

                                      NONE

                                II. International
                                -----------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 15, 2003                50,000                  $10.15
          May 15, 2003                 9,400                  $10.31
          May 15, 2003                45,800                  $10.35

                                     (Sales)

                                      NONE


                            III. Cerberus Series Two
                            ------------------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 15, 2003                24,000                  $10.15
          May 15, 2003                 4,000                  $10.31
          May 15, 2003                22,000                  $10.35

                                     (Sales)

                                      NONE


                              IV. Cerberus America
                              --------------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 15, 2003                 4,000                  $10.15
          May 15, 2003                   800                  $10.31
          May 15, 2003                 4,000                  $10.35

                                     (Sales)

                                      NONE

                                  V. The Funds
                                  ------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 15, 2003                24,000                  $10.15
          May 15, 2003                 4,300                  $10.31
          May 15, 2003                22,100                  $10.35

                                     (Sales)

                                      NONE

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 16, 2003


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates, L.L.C., the  general partner
                                        of Cerberus Partners, L.P., the managing
                                        member of Cerberus CH LLC,  and Cerberus
                                        Series  Two   Holdings,  LLC,   Cerberus
                                        America   Series  One    Holdings,  LLC,
                                        Cerberus  International,  Ltd.  and  the
                                        Funds



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).